Exhibit 99.1

Fortuna provides Brownfields and Greenfields exploration update

Vancouver, October 11, 2017— Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an overview of Brownfields and Greenfields exploration activities in Peru, Mexico, Argentina and Serbia.

David F. Volkert, Vice President of Exploration, commented: “Our exploration priority at Fortuna is adding to the longevity of our operations. Concurrently, we are populating the base of our exploration pyramid with new opportunities from our internal Brownfields and Greenfields reconnaissance programs and selected equity investments and option agreements as completed with Prospero Silver in Mexico and Medgold Resources in Serbia.”

Brownfields Exploration Update

Caylloma Mine, Peru

Exploration drilling ahead of production is an ongoing program at Caylloma. Further to previously reported successful step-out drilling results at the Animas NE silver-polymetallic vein (see Fortuna news release dated May 18, 2017), recent drilling continues to support the discovery of a significant high-grade mineralized shoot that remains open in two directions.

Drill highlights include:

ANIS048117

•	72 g/t Ag, 4.80% Pb and 4.90% Zn over an estimated true width of 10.3 meters

ANIS048917

•	160 g/t Ag, 4.98% Pb and 7.19% Zn over an estimated true width of 5.7 meters

ANIS050217

•	235 g/t Ag, 6.51% Pb and 6.50% Zn over an estimated true width of 6.6 meters

Animas NE vein step-out drilling assay results for principal mineralized intervals (June 2017 through mid-September 2017)

Drill Hole	From (m)	To (m)	Interval (m)	ETW[1] (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
ANIS047517	374.7	380.2	5.5	5.1	46	0.04	3.68	7.68
ANIS047617A	386.1	392.5	6.4	5.5	75	0.04	5.01	4.24
ANIS047917	397.7	408.3	10.6	8.8	41	0.04	2.24	3.99
ANIS048117	468.4	479.9	11.5	10.3	72	0.04	4.80	4.90
ANIS048317A	352.6	358.2	5.6	4.9	36	0.06	2.06	6.29
ANIS048417	505.5	514.0	8.5	7.6	38	0.04	2.35	4.76
ANIS048917	594.3	600.4	6.1	5.7	160	0.11	4.98	7.19
ANIS049317	483.3	486.8	3.5	3.3	83	0.05	3.74	4.69
ANIS049817	403.8	408.6	4.8	3.8	75	0.02	2.70	1.83
ANIS050217	606.8	614.1	7.3	6.6	235	0.09	6.51	6.50

Note:

1.	Estimated True Width

A longitudinal section showing the location of the step-out drill hole results is available at the following link: https://www.fortunasilver.com/site/assets/files/4102/animas-ne-vein-step-out-drilling_6oct17.pdf

Step-out drilling has been carried out below the present limit of the estimated Mineral Resources with drill holes spaced approximately 50 meters to 100 meters apart in two different locations over areas covering 150 meters and 700 meters along strike and 150 meters and 300 meters down dip, respectively. The mineralized intercepts show that the Animas NE vein remains open along strike to the northeast and southwest and at depth.

The Caylloma Mine and processing plant currently operate at a capacity of 1,470 tpd with 2017 annual production projected at 1.0 million ounces of silver, 30 million pounds of lead and 41 million pounds of zinc. The operation is expected to process 535,000 tonnes of ore averaging 71 g/t Ag, 2.73% Pb and 3.86% Zn (see Fortuna news release dated January 11, 2017). The Brownfields exploration budget for 2017 is US$3.9 million, which includes 22,000 meters of diamond drilling of which 18,700 meters have been drilled through mid-September.

In the second quarter of 2017, mine production was sourced mainly from the Animas NE and Animas Central areas with each contributing 57 % and 33 % of ore, respectively (see Fortuna news release dated July 13, 2017).

San Jose Mine, Mexico

Exploration drilling is currently underway at San Jose with four drill rigs. One rig is working along strike of the Trinidad–Bonanza-Stockwork complex, immediately to the north of the current Inferred Resource shell; another is conducting step-out drilling farther to the north at the Trinidad North Extension target; and two rigs are drilling on the sub-parallel Victoria vein (formerly the Ocotlan vein), a blind discovery made in 2015, located 350 meters to the east of current mine workings.

Drill highlights include:

Victoria vein

SJOM-591

•	247 g/t Ag and 1.81 g/t Au over an estimated true width of 4.1 meters, including 2,860 g/t Ag and 22.8 g/t Au over an estimated true width of 0.3 meters

SJOM-649

•	153 g/t Ag and 0.88 g/t Au over an estimated true width of 21.0 meters, including 918 g/t Ag and 6.29 g/t Au over an estimated true width of 0.7 meters

SJOM-676

•	356 g/t Ag and 3.53 g/t Au over an estimated true width of 4.5 meters, including 803 g/t Ag and 8.23 g/t Au over an estimated true width of 1.6 meters

SJOM-684

•	1,106 g/t Ag and 6.34 g/t Au over an estimated true width of 3.7 meters

Trinidad/ Bonanza veins and Stockwork

SJOM-597

•	218 g/t Ag and 1.33 g/t Au over an estimated true width of 6.7 meters

SJOM-600

195 g/t Ag and 1.13 g/t Au over an estimated true width of 2.2 meters

Assay results for principal mineralized intervals (December 2016 through October 2, 2017)

Structure	Drill Hole	From (m)	To (m)	Interval (m)	ETW[1] (m)	Ag (g/t)	Au (g/t)
Victoria vein	SJOM-591	426.8	434.5	7.7	4.1	247	1.81
	including	428.0	429.1	1.1	0.6	373	2.31
		433.2	433.5	0.3	0.2	2,860	22.8
	SJOM-598	363.0	366.0	3.0	2.1	175	1.18
	SJOM-649	350.0	396.0	46.0	21.0	153	0.88
	including	383.0	390.4	7.4	3.6	281	1.24
		394.5	396.0	1.5	0.7	918	6.29
		409.5	414.3	4.8	2.2	230	1.45
	SJOM-665	290.7	294.1	3.4	1.5	146	0.99
	SJOM-670	401.4	424.7	23.2	8.4	73	0.59
	including	401.4	404.9	3.5	1.3	107	0.70
		417.6	424.7	7.1	2.5	110	0.90
	SJOM-675	288.9	290.8	1.8	1.1	643	4.28
	SJOM-676	381.4	388.4	7.0	4.5	356	3.53
	including	383.7	386.2	2.5	1.6	803	8..23
	SJOM-681A	208.3	209.3	1.0	0.6	270	1.50
	and	280.8	283.5	2.7	1.8	88	0.88
	SJOM-684	194.6	202.2	7.6	3.7	1,106	6.34
Trinidad /Bonanza veins and Stockwork	SJOM-590	374	375	1.0	0.9	152	0.92
	SJOM-597	261.6	269	7.4	6.7	218	1.33
	SJOM-600	419.4	423.2	3.8	2.2	195	1.13
	SJOM-615	487.6	491.2	3.6	2.1	17	1.13
	SJOM-624	249.7	260.9	11.2	4.0	68	0.30
	SJOM-647	268.3	269.4	1.1	0.4	155	0.86
	SJOM-682	301.8	304.4	2.6	0.4	114	0.67

Note:

1.	Estimated True Width

Longitudinal sections showing the location of the step-out drill hole results are available at the following links: https://www.fortunasilver.com/site/assets/files/4103/victoria-vein-ls_6oct17.pdf and

https://www.fortunasilver.com/site/assets/files/4104/trinidad-and-bonanza-veins-and-stockwork-ls_6oct17.pdf.

The San Jose Mine and processing plant currently operate at a capacity of 3,000 tpd with 2017 annual production projected at 7.1 million ounces of silver and 51,900 ounces of gold. The operation is expected to process 1,050,000 tonnes of ore averaging 230 g/t Ag and 1.67 g/t Au (see Fortuna news release dated January 11, 2017). The Brownfields exploration budget for 2017 is US$7.0 million, which includes 31,000 meters of diamond drilling of which 18,045 meters have been drilled through mid-September 2017.

In the second quarter of 2017, mine production was sourced from Trinidad Central and Trinidad North with each area contributing 60% and 40% of ore, respectively (see Fortuna news release dated July 13, 2017).

Arizaro Project, Lindero Camp, Argentina

It is management’s view that Arizaro presents the opportunity for a contributing satellite deposit, adding economic benefit to the Lindero mine once in production. The Arizaro gold-copper porphyry is located within the Lindero concession, 3.2 kilometers southeast of the Lindero Project.

Historic work has included regional and local mapping, trenching with surface rock-chip sampling (27 trenches, 6,568 meters, 495 samples) and drilling (8,854 meters, 29 core holes).

Highlights of drilling completed over four campaigns in 2002 and 2010 into 2013, include:

ARD-13

•	0.61 g/t Au and 0.22% Cu over 168 meters, including 1.81 g/t Au and 0.40% Cu over 30 meters

ARD-21

•	0.43 g/t Au and 0.17% Cu over 339 meters, including 0.66 g/t Au and 0.18% Cu over 94 meters

ARD-24

•	0.64 g/t Au and 0.24% Cu over 160 meters, including 0.82 g/t Au and 0.26% Cu over 104 meters

Note:	Estimated true widths are not applicable at Arizaro due to the porphyry style of mineralization

Since August 2016, Fortuna has completed the following work at the Arizaro project aimed at identifying high-grade gold resources that can materially add economic benefit to the Lindero Project:

1.	Relogged 8,817 meters (29 drill holes) of historic core — similar geology, alteration and mineralization are found at both Lindero and Arizaro.

2.	Remapped (1:2,000 scale) the entire surface area from immediately southeast of Lindero to and including the area of historic drilling at Arizaro.

3.

Submitted 321 samples from historic core pulps for cyanide-soluble copper analyses, which will be used as a precursor to designing possible future metallurgical testing and subsequent, shallow drilling at Arizaro.

Greenfields Exploration Update

Lindero concession and other properties in Salta, Argentina

Exploration work to date on the Lindero concession has been focused on outcropping porphyry mineralization at the two known porphyry systems: Lindero and Arizaro. Alteration zones and silica structures located within the Lindero concessions 2.5 kilometers due south of the Lindero project site remain open for evaluation. Exploration of these areas, as well as the Arizaro gold-copper porphyry system, are priorities of the exploration program.

Fortuna is also revisiting the extensive reconnaissance exploration database comprising over fifteen years of sampling and generative work in northern Argentina, acquired from Goldrock Mines along with the Lindero Project in 2016. Evaluations of third-party properties are ongoing.

Prospero Silver Corp. equity investment agreement, Mexico

Fortuna entered into an equity investment agreement with Prospero Silver Corp. (TSX-V: PSL) in early 2017 (see Prospero Silver news release dated April 17, 2017). This alliance provides for the initial drilling of multiple targets at Prospero’s Matorral, Petate, Pachuca SE and Bermudez properties located in Durango, Hidalgo and Chihuahua States, respectively. High-level epithermal clay alteration with anomalous gold, silver or pathfinder elements are present at each property, none of which has been previously drilled.

The agreement gives Fortuna the right to select one of the projects to joint venture with Prospero, potentially earning a 70% interest by spending US$8 million over six years and completing a Preliminary Economic Analysis on the selected property. Should Fortuna exercise its Prospero warrants, the right to select a second project under the same terms as above is retained. The exploration strategy is to complete the planned drilling at all targets, assess the data and select properties as dictated by the results.

Matorral Project

Three drill holes (1,371 meters) were completed on three different targets in August testing for potential epithermal precious metal mineralization beneath extensive surface outcrops of jasperoid. Sporadic anomalous silver from trace up to 32 ppm was intersected and the project is on hold until completion of the entire drill program (see Prospero Silver news release dated August 24, 2017).

Petate Project

Drilling was initiated on September 18, 2017 and the program calls for drilling 11 holes on four separate targets. The project is the most advanced in the Prospero Silver portfolio with high-level epithermal alteration exposed over a 5 kilometer by 4 kilometer area with highly anomalous gold and silver mineralization hosted in extensive outcrops and float of strata-bound jasperoid. Surface sampling by Prospero at the Apartadero target at Petate returned a best continuous channel sample of 67.5m @ 0.93 g/t Au (see Prospero Silver news release dated August 24, 2017).

Drilling at the Pachuca SE and Bermudez projects will follow in order after completion of the drilling at Petate.

Prospero continues to evaluate new opportunities in Mexico, which will be made available for consideration by Fortuna.

Medgold Resources Corp. equity investment agreement, Serbia

Fortuna entered into an equity investment agreement with Medgold Resources Corp. (TSX-V: MED) in mid-2016 (see Medgold Resources news releases dated June 13, 2016 and June 21, 2016). The structure of the agreement gives Fortuna the right to select one of the projects generated from a reconnaissance program to joint venture with Medgold. Fortuna has the right to earn a 70% interest by spending US$8 million over six years and completing a Preliminary Economic Analysis on the selected property. Fortuna exercised its Medgold warrants in early 2017, thus retaining the right to select a second project under the same terms as above, and exercised its first property right by optioning the Tlamino project in southern Serbia (see Medgold Resources news releases dated February 9, 2017 and March 7, 2017).

Tlamino Project, Barje Prospect

Preparations are underway to complete a 2,000 meter diamond drill program in spring 2018 following up on two campaigns of surface channel sampling on the Barje outcrop and an IP geophysical survey. Results of the surface channel sampling over an area of approximately 30 meters by 100 meters of the Barje outcrop are:

Channel	Length (m)	Au (g/t)	Ag (g/t)
1	30	6.6	137
2 and 11	84	5.6	105
3	11	5.6	189
4	12	8.6	352
5	18	5.7	207
6	14.5	3.2	60
7	7	7.0	82
8	3	6.9	292
9	4	0.8	2.8
10	22	4.3	60

The follow-up IP geophysical survey (39 line-kilometer covering 4 km2) completed in July 2016 shows a 400 meter by 1,000 meter chargeability high extending to the west from the Barje outcrop (see Medgold Resources news releases dated January 9, 2017 and July 18, 2017).

The Barje prospect consists of sericite schists overlying amphibolite gneisses separated by a low-angle normal fault (detachment) that is presumed to be the locale of the mineralization discovered to date.

Karamanica Prospect

Located approximately 8 kilometers west of the Barje Prospect, Karamanica hosts large-scale, northwest-trending faults which cut packages of schists, calc-schists and quartz feldspar porphyries. A mapping and rock-chip and soil sampling program completed over an area of approximately 3 kilometers by 3 kilometers shows two gold-anomalous areas in soils measuring 1 kilometer by 1 kilometer and 600 meters by 800 meters with gold-in-soil values ranging up to 1 g/t Au and rock sample highs of 5.5 g/t, 7.1 g/t and 11.1 g/t (see Medgold Resources news release dated October 2, 2017).

Additional work is planned for the 2018 field season.

Strategic Alliance Reconnaissance

Medgold Resources maintains a regional reconnaissance program that is identifying opportunities for acquiring ground by staking new claims, all of which will be available for evaluation by Fortuna.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing. One half of the core is submitted to the ALS Chemex Laboratory in Lima, Peru, for samples from the Caylloma Mine, the ALS Chemex Laboratory in Guadalajara, Mexico, for samples from the San Jose Mine or the ACME Laboratory in Mendoza, Argentina, for samples from the Arizaro Project. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

David F. Volkert, Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the American Institute of Professional Geologists (CPG #10759) and the Association of Professional Engineers and Geoscientists of British Columbia (P. Geo. #191936). Mr. Volkert is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.